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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-41505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MELVIN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 CITYFRONT PLAZA DRIVE, 31ST FLOOR
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELIN SLOAN 312-431-0014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT COOPER & COMPANY CPA PC
(Name – *if individual, state last, first, middle name*)

141 W. JACKSON BLVD SUITE 1702 (Address) CHICAGO (City) ILLINOIS (State) 60604 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, CHRISTOPHER MELVIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MELVIN SECURITIES, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

LUCIA PERALTA
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 12, 2020

Lucia Peralta in Cook County Illinois
Notary Public on 2/26/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Melvin Securities, LLC

(An Illinois Limited Liability Company)

Financial Statement

and Independent Accountant Report

December 31, 2017

Melvin Securities, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2017

Page

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member,
of Melvin Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Melvin Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Melvin Securities, LLC's management. Our responsibility is to express an opinion on Melvin Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Melvin Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Robert Cooper & Company CPA

Robert Cooper & Company CPA PC
We have served as Melvin Securities, LLC's auditor since 2016.
Chicago, Illinois 60604
February 26, 2018

MELVIN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Current Assets:		
Cash and cash equivalents	$	295,825
Receivables from broker/dealers and clearing organizations		3,364
Other current assets		14,558
Total current assets		313,747
Noncurrent Assets:		
Equipment	$	1,810
Other noncurrent assets		3,100
Total noncurrent assets		4,910
Total assets	$	318,657

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:		
Trade payables	$	4,271
Accrued bonuses		37,346
Other accrued expenses		11,063
Total current liabilities		52,680
Members' Capital		265,977
Total liabilities and members' capital	$	318,657

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 ORGANIZATION

Nature of Business Melvin Securities, LLC (the Company) is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and with Financial Industry Regulatory Authority (FINRA), conducting business as an institutional broker. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by an institutional broker.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Melvin Securities, LLC in preparing the accompanying financial statements is set forth below.

Accounting Policies In October 2017, the FASB issued Accounting Standards Update No. 2017-13, Revenue Recognition (Topic 615), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840) and Leases (Topic 842): The accounting for a broker-dealer's proprietary trading operations and lending activities (including securities lending and repurchase arrangements) will not be in the scope of the new standard. Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements also will be outside of the scope of the standard. Recognition of realized and unrealized gains and losses on the transfer of derecognition of financial instruments will continue to be within the scope of Accounting Standards Codification (ASC) 860.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition Securities transactions and related income and expenses are recorded on the trade date. Underwriting fees are recorded at the time Melvin Securities is named as a syndicate member, the underwriting is complete and a reasonable estimate of the income is available. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

Equipment Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a half year convention in the year of acquisition. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Income Taxes Effective January 1, 2016 the Company is disregarded for tax purposes and results from operations will be included on Melvin & Company, LLC's tax return.

The Company is considered as a disregarded entity and under the provisions of the Internal Revenue Code, accordingly, is not subject to federal income taxes. Instead, the member is liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

NOTE 3 RECEIVABLES FROM BROKER-DEALERS & CLEARING ORGANIZATIONS

At December 31, 2017, receivables from broker-dealers and clearing organizations consist of:

Commission Receivable	$2,818
Due from Broker	546

NOTE 4 RELATED PARTIES

The Company is 100% owned by Melvin & Company, LLC. During the year ending December 31, 2017, the Company distributed $310,039 of capital to Melvin & Company, LLC. A receivable of $4,586 from Melvin & Company, LLC exists at December 31, 2017 as a result of transactions and payments on a credit card held by Melvin & Company, LLC. Chicago River Capital LLC, a related party by common ownership, is owed $830 at December 31, 2017 due to a loan.

NOTE 5 EMPLOYEE BENEFITS

On January 1, 2015 the Company has adopted a 401(K) Plan that covers all employees who have attained one year of service and are ate least twenty-one years of age. Employees may contribute up to $18,000 per annum. For the year ended December 31, 2017, the Company made no matching contributions.

The Company also has a profit sharing plan that allows a maximum of 25% of each employee's compensation to be added to the 401K account. For the year ended December 31, 2017, the Company had no profit sharing expense.

NOTE 6 COMMITMENTS, CONTINGENCIES & INDEMNIFICATIONS

The Company leases space on a month to month basis at 455 N. Cityfront Plaza Drive with no minimum annual rentals. The total occupancy rental expense included in the statement of operations for the year ended December 31, 2017 was $42,320 of which all was related to the month to month lease.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from their customer account activity.

That account had no activity during the year ending December 31, 2017. Accordingly, no indemnifications were estimated nor recorded. The Company believes that it is unlikely it will have to make any material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 7 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE 9 GOING CONCERN OPERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Management has completed a significant restructuring to its operations in an effort to reduce operating costs. In addition, management has indicated their intention to increase the Company's net capital above the minimum required level through capital contributions and retention of future profits within the Company. There can be no assurance that management's plans, as described above, will be realized.

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $243,691 which was $143,691 in excess of its required net capital of $100,000. The Company's net capital ratio was 21.6175 to 1.

NOTE 11 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 26, 2018, the date the financial statements were issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

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